SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549 SCHEDULE 13G
Under the Securities Exchange Act of
1934 (Amendment Number 6)


The Penn Traffic Company
(Name of Issuer)

Common Stock $1.25 par value
(Title of Class of Securities)

707-832-10-1
(CUSIP Number)


Check the following box if a fee is
being paid with this statement [  ].

The information required on the
remainder of this cover page shall not
be deemed to be "filed" for the purpose
of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip Number: 707-832-10-1

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
     Tiger Management L.L.C.
2
Check the Appropriate Box if a Member
of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
     Delaware

5  Sole Voting Power:         -0-
6  Shared Voting Power:       -0-
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power:  -0-

9
Aggregate Amount Beneficially Owned by
     Each Reporting Person:

     -0-
10
Check if the Aggregate Amount in Row
(9) Excludes Cerrtain Shares:

11
Percent of Class Represented by Amount
in
     Row (9):  0%

12
Type of Reporting Person:
     IA

Cusip Number: 707-832-10-1

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
     Tiger Performance L.L.C.
2
Check the Appropriate Box if a Member
of a Group: (a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
     Delaware

5  Sole Voting Power:         -0-
6  Shared Voting Power:       -0-
7  Sole Dispositive Power:    -0-
8  Shared Dispositive Power:  -0-

9
Aggregate Amount Beneficially Owned by
     Each Reporting Person:

     -0-

10
Check if the Aggregate Amount in Row
(9) Excludes Cerrtain Shares:

11
Percent of Class Represented by Amount
     in Row (9):  0%

12
Type of Reporting Person:
     IA

Cusip Number: 707-832-10-1

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
     Panther Partners, L.P.

2
Check the Appropriate Box if a Member
of a Group: (a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
     Delaware

5  Sole Voting Power:          -0-
6  Shared Voting Power:        6,300
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   6,300

9
Aggregate Amount Beneficially Owned by
     Each Reporting Person:

     6,300
10
Check if the Aggregate Amount in Row
(9) Excludes Certain Shares:

11
Percent of Class Represented by Amount
in Row (9): 0%

12
Type of Reporting Person:
     IV  PN

Cusip Number: 707-832-10-1

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
   Panther Management Company, L.P.

2
Check the Appropriate Box if a Member
of a Group:
(a)
(b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
   Delaware

5  Sole Voting Power:          -0-
6  Shared Voting Power:        6,300
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   6,300

9
Aggregate Amount Beneficially Owned by
   Each Reporting Person:

   6,300

10
Check if the Aggregate Amount in Row
(9) Excludes Certain Shares:

11
Percent of Class Represented by Amount
in Row (9): 0%

12
Type of Reporting Person:
   IA  PN

Cusip Number: 707-832-10-1

1
Name of Reporting Person and S.S. or
I.R.S. Identification Number of Above
Person:
     Julian H. Robertson, Jr.

2
Check the Appropriate Box if a Member of a Group: (a) (b)

3
SEC Use Only:

4
Citizenship or Place of Organization:
   U.S.

5  Sole Voting Power:          -0-
6  Shared Voting Power:        6,300
7  Sole Dispositive Power:     -0-
8  Shared Dispositive Power:   6,300

9
Aggregate Amount Beneficially Owned by Each
   Reporting Person:

   6,300

10
Check if the Aggregate Amount in Row (9)
Excludes Certain Shares:

11
Percent of Class Represented by Amount in Row
(9): 0%

12
Type of Reporting Person:
   IN

Item 1(a) The Penn Traffic Company

Item 1(b) 1200 State Fair Blvd., Syracuse, NY
13209


Item 2(a) This statement is filed on behalf of Tiger Management L.L.C. ("TMLLC"), Tiger
Performance L.L.C. ("TPLLC"), Panther Partners,
L.P. ("Panther") and Panther Management Company,
L.P. ("PMCLP").


Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC, TPLLC and PMCLP.


Item 2(b) The address of each reporting person
is 101 Park Avenue, New York, NY  10178

Item 2(c) Incorporated by reference to item (4) of the cover page pertaining to each reporting erson.

Item 2(d) Common Stock $1.25 par value

Item 2(e) 707-832-10-1

Item 3 Panther is an investment company
registered under Section 8 of the Investment
Company Act. Each of TMLLC, TPLLC, and PMCLP is an investment adviser registered under Section
203 of the Investment Advisers Act of 1940.

Item 4 Ownership as of December 31, 1996 is incorporated by reference to items (5)-(9) and
(11) of the cover page pertaining to each reporting person.

Item 5 The reporting persons have ceased to be the beneficial owners of more than five percent of the class.

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 1997
TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman, Chief Financial Officer
TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer



PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P., its
General Partner By:  Panther Management
Corporation, its General Partner
/s/  Nolan Altman, Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General
Partner

/s/  Nolan Altman, Chief Financial Officer
JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT


The undersigned agree that this Amendment Number
6 to Schedule 13G dated January 10, 1997 relating to shares of common stock of The Penn
Traffic Company, Inc. shall be filed on behalf of each of the undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief Financial Officer
TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman, Chief Financial Officer

PANTHER PARTNERS, L.P.
By:  Panther Management Company, L.P., its
General Partner By:  Panther Management
Corporation, its General Partner

/s/  Nolan Altman, Chief Financial Officer

PANTHER MANAGEMENT COMPANY, L.P.
By:  Panther Management Corporation, its General

Partner /s/ Nolan Altman, Chief Financial

Officer



JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95